Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
2006 APR 10 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

06012386

SUPPL

Tuesday 04 April 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

PROCESSED
APR 11 2006
THOMSON FINANCIAL

Yours faithfully
For and on behalf Antisoma plc

Name: S. TINNEY
Title: COMS ASSISTANT

dlw 4/11

ANTISOMA

Positive preclinical data on Antisoma's AS1411 presented at AACR

Washington, DC and London, UK: 4 April 2006 Cancer drug developer Antisoma plc (LSE: ASM, US OTC: ATSMY) announces that new data on its aptamer drug AS1411 will be presented today at the American Association of Cancer Research meeting. AS1411 clearly reduced tumour growth in xenograft models of both renal and lung cancers. The effects were statistically significant and seen at doses comparable to those used in clinical trial patients. These findings support Antisoma's strategy of enrolling additional patients with renal and lung cancers into an extended phase I trial. The positive findings in renal xenografts are also consistent with earlier data from the phase I trial, which reported promising signs of anti-cancer activity among three patients with renal cancer.

Antisoma expects the further clinical development of AS1411 to have two parallel elements: an expedited programme in renal cancer and a more conventional programme in a number of other cancers. Data in the AACR presentation highlight the range of malignancies in which AS1411 has potential. The latest experiments on isolated cancer cells show effective killing of prostate as well as lung cancer cells, in addition to cells from a variety of blood cancer lines (myelomas and lymphomas).

Commenting on the findings, Antisoma's Chief Executive Officer, Glyn Edwards, said: "The positive preclinical data presented at AACR provide strong support for AS1411 in the indications currently under clinical study and endorse the view that the drug's potential extends to a considerable variety of other blood and solid cancers."

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications (UK enquiries)

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes to Editors

AS1411

Aptamers are short pieces of DNA or RNA that can fold into stable, three-dimensional structures capable of interacting with particular target proteins. AS1411 is the first aptamer to be tested as a treatment for cancer. It binds to the protein nucleolin, which is found on the surface of cancer

cells. It is then internalised and has been shown to kill cancer cells from a variety of cell lines. The drug has also shown anti-cancer effects in animal models and promising signs of anti-cancer activity in a phase I study conducted at the Brown Cancer Center, Louisville, Kentucky. AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

Antisoma's AS1404 enhances effectiveness of Avastin in colon and lung cancer models

Washington, DC and London, UK: 3 April 2006 A preclinical data presentation at the American Association of Cancer Research (AACR) yesterday revealed that a combination of Antisoma's AS1404 and Avastin was considerably more effective than Avastin alone at inhibiting the growth of human colon and lung tumour xenografts. Moreover, combining the two drugs did not cause any observable increase in side-effects.

Avastin has attained blockbuster status as a treatment for metastatic colorectal cancer in combination with standard chemotherapy. Filing to extend its use to advanced non-small cell lung cancer and metastatic breast cancer is expected soon. Use alongside Avastin therefore represents an attractive potential market for AS1404, and an expansion of the opportunity for the drug over and above use in combination with chemotherapies, which is the focus of three ongoing phase II trials.

Colorectal cancer represents a potential large indication for AS1404 that has not yet been targeted in Antisoma's clinical programme. Lung cancer, by contrast, was the first indication in which a phase II trial of AS1404 was started. This trial evaluates AS1404 as part of a triplet combination with the chemotherapy drugs carboplatin and paclitaxel, and reported promising preliminary data in October 2005. The new data support the possibility that future trials could also evaluate a quadruplet regimen including Avastin as well as AS1404 and the two chemotherapy drugs.

Dr Ursula Ney, Chief Operating Officer of Antisoma, said: "The very striking interaction between AS1404 and Avastin shown by these experiments is a really promising development, pointing to additional possible applications for AS1404, a drug which already has very substantial market potential."

Details of the findings presented at AACR

AS1404 and Avastin each slowed the growth of colon and lung cancer xenografts when used alone. However, the combination of the two drugs was markedly more effective against both tumours. Mean time taken for tumours to quadruple in size was compared between animals receiving the drugs and untreated controls. For the colon cancer (HT29) xenografts, Avastin added 17 days to tumour quadrupling time and AS1404 added 29; tumours treated with the combination took 40 days longer than controls to quadruple in size. With the lung cancer (A549) xenografts, Avastin added 42 days (vs controls) to the time to reach this threshold and AS1404 added 32; the combination added 79 days.

These findings provide new scientific evidence to support the concept of combining vascular disrupting agents (such as AS1404) that act on established tumour blood vessels with anti-angiogenic drugs (such as Avastin) that inhibit the growth of new vessels into tumours.

AS1404 combinations with chemotherapies

A separate poster presentation also made yesterday highlighted the strong preclinical data supporting the current phase II programme for AS1404. The phase II trials programme includes separate randomised, controlled studies in lung, prostate and ovarian cancers. In animal models representing all three of these cancers, addition of AS1404 to a taxane

chemotherapy drug provided clear additional benefit compared with the taxane alone. Cures were seen in some animals receiving AS1404-taxane combinations but not in any of those treated with taxanes alone.

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

Background on AS1404

AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technologies) in August 2001. Preclinical evidence shows that the drug significantly enhances the efficacy of various chemotherapy drugs, complementing their action on tumours. Antisoma's programme of phase II trials therefore combines AS1404 with established chemotherapy treatments. The programme includes separate randomised, controlled trials in lung, prostate and ovarian cancers. Preliminary findings from the lung cancer trial showed a higher frequency of tumour responses and a lower frequency of progressive disease in those patients receiving AS1404 in addition to chemotherapy.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. AS1404 is one of the products included in this alliance. Please visit www.antisoma.com for further information.

Antisoma to evaluate rainforest anti-cancer compounds from EcoBiotics Ltd

London, UK, and Brisbane, Australia: 7 March 2006 London-based cancer drug developer Antisoma plc (LSE: ASM, US OTC: ATSMY) and EcoBiotics Ltd, a privately held drug discovery company based in Queensland, Australia, today announce the signature of an agreement under which Antisoma will evaluate and have an option to license early-stage anti-cancer compounds from EcoBiotics. Antisoma will choose up to three compounds from the EcoBiotics portfolio to evaluate during the next year. If these evaluations yield positive results, Antisoma will have rights to license up to two of the compounds for development as anti-cancer drugs on pre-agreed terms.

EcoBiotics has a diverse portfolio of structurally defined and patent-protected molecules derived from tropical rainforest plants. A number of these molecules have already demonstrated anti-cancer activity in early preclinical assessments. All those evaluated by Antisoma will be small molecules that can be made by chemical synthesis.

Antisoma's Chief Executive Officer, Glyn Edwards, said: "The success of our search and develop business model is based on our ability to find promising anti-cancer drugs to which we can apply our development expertise. Evaluation deals like the one we have signed with EcoBiotics add to the diversity of potential inputs to our pipeline and nicely complement our ongoing activity in licensing single preclinical and early clinical stage drugs."

EcoBiotics Chief Executive Officer, Dr Victoria Gordon, said: "We're delighted that a significant drug developer such as Antisoma has recognised the quality and depth of our discovery pipeline and will be evaluating compounds from our portfolio. There is a natural synergy between the discovery expertise of EcoBiotics and the development capabilities of Antisoma that provides the opportunity for rapid advancement of molecules that show potential as oncology drugs."

Enquiries:

Daniel Elger, Director of Communications	+44 (0)20 8799 8231
Antisoma plc	+44 (0)7909 915068
Dr Victoria Gordon, CEO	
EcoBiotics Ltd	+61 (0)7 4089 7777
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich	
Buchanan Communications	+44 (0)20 7466 5000

Antisoma disclaimer

Certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes to Editors

Background on EcoBiotics

EcoBiotics is a privately-held Australian company that specialises in the discovery and early development of new pharmaceuticals from Queensland's unique tropical rainforests. The company's discovery R&D focuses in four therapeutic areas: oncology, inflammation, infectious diseases and parasite control. EcoBiotics has a strong and growing pipeline of promising lead candidates in all four therapeutic areas and actively seeks partners for further development and marketing of these products. For further information about EcoBiotics please visit www.ecobioticsdiscovery.com.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.

/

Antisoma's AS1411 granted EU Orphan Drug Status for renal and pancreatic cancers

London, UK: 22 February 2006 Cancer drug developer Antisoma plc (LSE: ASM, US OTC: ATSMY) today announces that its aptamer drug AS1411 has been granted Orphan Drug Status in the European Union for the treatment of renal and pancreatic cancers. This will provide a ten-year period of market exclusivity if AS1411 is approved as a treatment for either disease. The drug already has US Orphan Drug Status for both renal and pancreatic cancers.

AS1411 has shown promise in patients with renal cancer: of three who participated in a phase I trial, two showed long-term stable disease and one a near-complete response. An extension of this trial is recruiting additional renal cancer patients and will yield new data during 2006. Antisoma expects renal cancer to be an important indication for later-stage trials: the Company will seek to conduct an accelerated clinical development programme.

Pancreatic cancer is one of a number of other cancers in which there are supportive preclinical data for AS1411. These include both solid and blood cancers. Antisoma is working to identify which indications should receive the highest priority for entry into phase II trials. Conventional phase II studies in other cancers would likely run in parallel with any expedited programme in renal cancer.

Antisoma's Chief Executive Officer, Glyn Edwards, said: "Receipt of EU orphan drug status for both renal and pancreatic cancers supports our view that AS1411 has potential against a variety of cancers. The drug's early promise in renal cancer has opened up the possibility of rapid progress towards the market in this indication, so we are particularly pleased that we now have orphan status for renal cancer on both sides of the Atlantic."

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications (UK enquiries)

Notes to Editors

AS1411

Aptamers are short pieces of DNA or RNA that can fold into stable, three-dimensional structures capable of interacting with particular target proteins. AS1411 is the first aptamer to be tested as a treatment for cancer. It binds to the protein nucleolin, which is found on the surface of cancer cells. It is then internalised and has been shown to kill cancer cells in a range of models. The drug has also shown anti-cancer effects in animal models and promising signs of anti-cancer activity in a phase I study conducted at the Brown Cancer Center, Louisville, Kentucky. AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005.

Orphan Drug Status
The orphan drug programme of the European Medicines Agency (EMEA) is designed to promote the development of drugs to treat rare life-threatening or very serious conditions that affect no more than five in every 10,000 people in the European Union. The designation provides EU market exclusivity for up to ten years in the given indication. Other potential benefits include: a reduction in fees associated with various aspects of the regulatory process, including the application for marketing approval, and EMEA guidance in preparing a dossier for marketing approval.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. In 2002, Antisoma formed a broad strategic alliance with Roche to develop and commercialise products from Antisoma's pipeline. Please visit www.antisoma.com for further information about Antisoma.